August 2010 Preliminary Terms No. 500 Registration Statement No. 333-156423 Dated August 18, 2010 Filed pursuant to Rule 433
INTEREST RATE STRUCTURED PRODUCTS
Senior Floating Rate Notes due 2030
Leveraged Callable CMS Curve Linked Notes
As further described below, interest will accrue on the notes (i) in Year 1: at a rate of 11.00% per annum and (ii) in Years 2 to maturity: subject to our redemption right, at a variable rate equal to 5.0 times the difference, if positive, between the 10-Year Constant Maturity Swap Rate (“10CMS”) and the 2-Year Constant Maturity Swap Rate (“2CMS”) for that interest payment period, as determined and reset quarterly, subject to the maximum interest rate of 15% per annum in any quarterly interest payment period.  The notes provide the opportunity to receive an above-market interest rate in Year 1; however, the notes will not accrue any interest in any quarterly interest payment period in Years 2 to maturity in which 10CMS is less than or equal to 2CMS.  We have the right to redeem the notes, in whole or in part, on any interest payment date on or after August 31, 2011.  All payments on the notes, including the repayment of principal, are subject to the credit risk of Morgan Stanley.
SUMMARY TERMS
Issuer:	Morgan Stanley	Issuer rating:	S&P: A (negative outlook)*
Aggregate principal amount:	$ . May be increased prior to the original issue date but we are not required to do so.
Issue price:	$1,000 per note
Stated principal amount:	$1,000 per note
Pricing date:	August , 2010
Original issue date:	August 31, 2010 ( business days after the pricing date)
Maturity date:	August 31, 2030
Interest accrual date:	August 31, 2010
Payment at maturity:	If not previously redeemed, the payment at maturity per note will be the stated principal amount plus accrued and unpaid interest, if any
Reference index:	10-Year Constant Maturity Swap Rate minus 2-Year Constant Maturity Swap Rate. Please see “Additional Provisions” on page 2.
Interest:
Original issue date to but excluding August 31, 2011: 11.00% per annum
August 31, 2011 to but excluding the maturity date or any earlier redemption date (the “variable interest rate period”):
A per annum rate equal to:
leverage factor times the level of the reference index
Interest during the variable interest rate period is subject to the maximum interest rate.
For the purpose of determining the level of the reference index applicable to an interest payment period, the level of the reference index will be determined two (2) U.S. government securities business days prior to the related interest reset date (each an “interest determination date”).
If the level of the reference index on the related interest determination date is equal to or less than the strike, interest will accrue at a rate of 0.00% for that interest payment period.

Leverage factor:	5.0
Strike:	0.00%
Interest payment period:	Quarterly
Interest payment period end dates:	Unadjusted
Interest payment dates:
Each February 28 (or, in the case of a leap year, February 29), May 31, August 31 and November 30, beginning November 30, 2010; provided that if any such day is not a business day, that interest payment will be made on the next succeeding business day and no adjustment will be made to any interest payment made on that succeeding business day.

Interest reset dates:	Each February 28 (or, in the case of a leap year, February 29), May 31, August 31 and November 30, beginning August 31, 2011
Day-count convention:	30/360
Minimum interest rate:	0.00% per annum
Maximum interest rate:	15.00% per annum
Redemption:
Beginning August 31, 2011, we have the right to redeem the notes, in whole or in part, on any redemption date and pay to you 100% of the stated principal amount per note redeemed plus accrued and unpaid interest to but excluding the date of such redemption.  If we decide to redeem some or all of the notes, we will give you notice at least 5 business days before the redemption date specified in the notice.

Redemption dates:	Each February 28 (or, in the case of a leap year, February 29), May 31, August 31 and November 30, beginning August 31, 2011
Redemption percentage at maturity / redemption date	100% per note redeemed
Specified currency:	U.S. dollars
CUSIP / ISIN:	61745E6J5 / US61745E6J51
Book-entry or certificated note:	Book-entry
Business day:	New York
Agent:	Morgan Stanley & Co. Incorporated (“MS & Co.”), a wholly owned subsidiary of Morgan Stanley. See “Supplemental Information Concerning Plan of Distribution; Conflicts of Interest.”
Calculation agent:	Morgan Stanley Capital Services Inc.	Trustee: The Bank of New York Mellon
Commissions and Issue Price:	Price to Public	Agent’s Commissions(1)	Proceeds to Issuer
Per Note	100%	%	%
Total	$	$	$

(1) Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the Agent), and their financial advisors, will collectively receive from the Agent, MS & Co., a fixed sales commission of    % for each note they sell. See “Supplemental Information Concerning Plan of Distribution; Conflicts of Interest.” For additional information, see “Plan of Distribution” in the accompanying prospectus supplement.

* The rating listed above has been assigned to the issuer and reflects the rating agency's view of the likelihood that we will honor our obligation to pay the principal amount at maturity and the interest, if any, payable under the terms of the notes and do not address the price at which the notes may be resold prior to maturity, which may be substantially less than the issue price of the notes. The rating assigned by the rating agency reflects only the view of the rating agency, is not a recommendation to buy, sell or hold the notes and is subject to revision or withdrawal at any time by the rating agency in its sole discretion. The rating should be evaluated independently of any other rating.

You should read this document together with the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below, before you decide to invest.

Prospectus Supplement dated December 23, 2008                    Prospectus dated December 23, 2008

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

FWP: MSPRB1208006

Senior Floating Rate Notes due 2030
Leveraged Callable CMS Curve Linked Notes

The Notes

The notes offered are debt securities of Morgan Stanley.  Interest on the notes during any quarterly floating interest rate period will accrue only if 10CMS is greater than 2CMS on the relevant interest determination date.  We describe the basic features of these notes in the sections of the accompanying prospectus called “Description of Debt Securities—Floating Rate Debt Securities” and prospectus supplement called “Description of Notes,” subject to and as modified by the provisions described below.  All payments on the notes are subject to the credit risk of Morgan Stanley.

The stated principal amount and issue price of each note is $1,000. The issue price of the notes includes the agent’s commissions paid with respect to the notes as well as the cost of hedging our obligations under the notes.  The cost of hedging includes the projected profit that our subsidiaries may realize in consideration for assuming the risks inherent in managing the hedging transactions.  This cost of hedging could be significant due to the term of the notes and the tailored exposure provided by the notes.  The secondary market price, if any, at which MS & Co. is willing to purchase the notes, is expected to be affected adversely by the inclusion of these commissions and hedging costs in the issue price.  In addition, the secondary market price may be lower due to the costs of unwinding the related hedging transactions at the time of the secondary market transaction.  See “Risk Factors—The Inclusion Of Commissions And Projected Profit From Hedging In The Original Issue Price Is Likely To Adversely Affect Secondary Market Prices.”

Additional Provisions

What are the 10-Year and 2-Year Constant Maturity Swap Rates?

The 10-Year Constant Maturity Swap Rate (which we refer to as "10CMS") is, on any day, the fixed rate of interest payable on an interest rate swap with a 10-year maturity as reported on Reuters Page ISDAFIX1 or any successor page thereto at 11:00 a.m. New York City time on that day.  This rate is one of the market-accepted indicators of longer-term interest rates.

The 2-Year Constant Maturity Swap Rate (which we refer to as "2CMS") is, on any day, the fixed rate of interest payable on an interest rate swap with a 2-year maturity as reported on Reuters Page ISDAFIX1 or any successor page thereto at 11:00 a.m. New York City time on that day. This rate is one of the market-accepted indicators of shorter-term interest rates.

An interest rate swap rate, at any given time, generally indicates the fixed rate of interest (paid semi-annually) that a counterparty in the swaps market would have to pay for a given maturity, in order to receive a floating rate (paid quarterly) equal to 3-month LIBOR for that same maturity.

CMS Rate Fallback Provisions

If 10CMS or 2CMS is not displayed by 11:00 a.m. New York City time on the Reuters Screen ISDAFIX1 Page on any day on which the level of the reference index must be determined, the rate for such day will be determined on the basis of the mid-market semi-annual swap rate quotations to the calculation agent provided by five leading swap dealers in the New York City interbank market (the “Reference Banks”) at approximately 11:00 a.m., New York City time, on such day, and, for this purpose, the mid-market semi-annual swap rate means the mean of the bid and offered rates for the semi-annual fixed leg, calculated on a 30/360 day count basis, of a fixed-for-floating U.S. Dollar interest rate swap transaction with a term equal to the applicable 10 year or 2 year maturity commencing on such day and in a representative amount with an acknowledged dealer of good credit in the swap market, where the floating leg, calculated on an actual/360 day count basis, is equivalent to USD-LIBOR-BBA with a designated maturity of three months.  The calculation agent will request the principal New York City office of each of the Reference Banks to provide a quotation of its rate.  If at least three quotations are provided, the rate for that day will be the arithmetic mean of the quotations, eliminating the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest).  If fewer than three quotations are provided as requested, the rate will be determined by the calculation agent in good faith and in a commercially reasonable manner.

U.S. Government Securities Business Day

U.S. government securities business day means any day except for a Saturday, Sunday or a day on which The Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

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Leveraged Callable CMS Curve Linked Notes

Historical Information

The following graph sets forth the historical difference between the 10-Year Constant Maturity Swap Rate and the 2-Year Constant Maturity Swap Rate for the period from January 1, 1995 to August 18, 2010 (the “historical period”).  The historical difference between the 10-Year Constant Maturity Swap Rate and the 2-Year Constant Maturity Swap Rate should not be taken as an indication of the future performance of the reference index.  The graph below does not reflect the return the notes would have had during the periods presented because it does not take into account the leverage factor or our redemption right.  We cannot give you any assurance that the level of the reference index will be will be positive on any interest determination date during the variable interest rate period.  We obtained the information in the graph below from Bloomberg Financial Markets (USSW), without independent verification.

* The bold line in the graph indicates the strike of 0.00%.

Historical period
Total number of days in historical period	5,709
Number of days reference index was greater than 0.00%	5,676
Number of days reference index was less than or equal to 0.00%	33

The historical performance shown above is not indicative of future performance.  The level of the reference index may be negative on one or more specific interest determination dates during the variable interest rate period even if the level of the reference index is generally positive and, moreover, the level of the reference index has in the past been, and may in the future be, negative for extended periods of time. If the level of the reference index is negative on any interest determination date, you will not receive any interest for the related interest payment period.

In addition, whether you receive any interest payments on or after August 31, 2011 depends on whether we elect to exercise our redemption right and whether we exercise such right in whole or in part.  It is more likely that we will redeem the notes in whole prior to their stated maturity date to the extent that the level of the reference index is positive and results in an amount of interest payable that is greater than instruments of a comparable maturity and credit rating trading in the market. If the notes are redeemed, in whole or in part, prior to their stated maturity date, you will receive no further interest payments or benefit from the leverage factor for the notes redeemed.  See “Risk Factors—Early Redemption Risk” on page 5.

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Leveraged Callable CMS Curve Linked Notes

Hypothetical Examples

The table below presents examples of hypothetical interest that would accrue on the notes during the variable interest rate period.  The example below is for purposes of illustration only. The actual interest payments will depend on the actual level of the reference index on each interest determination date.  The applicable interest rate for each interest payment period will be determined on a per-annum basis but will apply only to that interest payment period.  Whether or not you would receive interest at the hypothetical interest rates below would depend on whether or not we determine to exercise our redemption right prior to the interest payment period in which such interest rates would take effect.
Example	Hypothetical Reference Index	Hypothetical Interest Rate (per annum)	Hypothetical Quarterly Interest Payment
1	-4.200%	0.00%	$0.00
2	-3.900%	0.00%	$0.00
3	-3.600%	0.00%	$0.00
4	-3.300%	0.00%	$0.00
5	-3.000%	0.00%	$0.00
6	-2.700%	0.00%	$0.00
7	-2.400%	0.00%	$0.00
8	-2.100%	0.00%	$0.00
9	-1.800%	0.00%	$0.00
10	-1.500%	0.00%	$0.00
11	-1.200%	0.00%	$0.00
12	-0.900%	0.00%	$0.00
13	-0.600%	0.00%	$0.00
14	-0.300%	0.00%	$0.00
15	0.00%	0.00%	$0.00
16	0.300%	1.50%	$3.75
17	0.600%	3.00%	$7.50
18	0.900%	4.50%	$11.25
19	1.200%	6.00%	$15.00
20	1.500%	7.50%	$18.75
21	1.800%	9.00%	$22.50
22	2.100%	10.50%	$26.25
23	2.400%	12.00%	$30.00
24	2.700%	13.50%	$33.75
25	3.000%	15.00%	$37.50
26	3.300%	15.00%	$37.50
27	3.600%	15.00%	$37.50
28	3.900%	15.00%	$37.50
29	4.200%	15.00%	$37.50
30	4.500%	15.00%	$37.50

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Leveraged Callable CMS Curve Linked Notes

Risk Factors

The notes involve risks not associated with an investment in ordinary floating rate notes. An investment in Leveraged Callable CMS Curve Linked Notes entails significant risks not associated with similar investments in a conventional debt security, including, but not limited to, fluctuations in 10CMS and 2CMS, and other events that are difficult to predict and beyond the issuer’s control.  This section describes the most significant risks relating to the notes. For a complete list of risk factors, please see the accompanying prospectus supplement and the accompanying prospectus.  You should carefully consider whether the notes are suited to your particular circumstances before you decide to purchase them.  Accordingly, prospective investors should consult their financial and legal advisers as to the risks entailed by an investment in the notes and the suitability of the notes in light of their particular circumstances.

▪
The Amount Of Interest Payable On The Notes Is Uncertain And Could Be 0.0%. During the variable interest rate period, the amount of interest payable on the notes in any interest payment period will be dependent on whether and the extent to which 10CMS is greater than 2CMS on the related interest determination date.  If 2CMS is greater than or equal to 10CMS on any interest determination date, the rate of interest payable for the related interest payment period will be 0%.  As a result, the effective yield on the notes may be less than what would be payable on conventional, fixed-rate redeemable notes of the issuer of comparable maturity.  The interest payments on the notes and return of only the principal amount at maturity may not compensate you for the effects of inflation and other factors relating to the value of money over time.

▪
The Amount Of Interest Payable On The Notes For Any Interest Payment Period Is Capped.  The interest rate on the notes for each quarterly interest payment period during the variable interest rate period is capped for that interest payment period at the maximum interest rate of 15% per annum, and, due to the leverage factor, you will not get the benefit of any increase in the reference index above a level of 3% on any interest determination date (equal to a maximum quarterly interest payment of $37.50 for each $1,000 stated principal amount of notes).  Accordingly, you could receive less than 15% per annum interest for any given full year even when the reference index increases substantially in a quarterly interest payment period during that year if the reference index in the other quarters in that year do not also increase substantially, as you will not receive the full benefit of the increase in the reference index in the outperforming quarter due to the interest rate cap.

▪
Early Redemption Risk. The issuer retains the option to redeem the notes, in whole or in part, on any interest payment date on or after August 31, 2011.  It is more likely that the issuer will redeem the notes in whole prior to their stated maturity date to the extent that the reference index level during the term of the notes results in an amount of interest payable that is greater than instruments of a comparable maturity and credit rating trading in the market.  If the notes are redeemed, in whole or in part, prior to their stated maturity date, you will receive no further interest payments or benefit from the leverage factor for the notes redeemed and you may have to re-invest the proceeds in a lower rate environment.

▪
The Price At Which The Notes May Be Resold Prior To Maturity Will Depend On A Number Of Factors And May Be Substantially Less Than The Amount For Which They Were Originally Purchased.  Some of these factors include, but are not limited to: (i) changes in the levels of 10CMS and 2CMS, (ii) volatility of 10CMS and 2CMS, (iii) changes in U.S. interest and swap rates, (iv) any actual or anticipated changes in our credit ratings or credit spreads, and (v) time remaining to maturity.  Generally, the longer the time remaining to maturity and the more tailored the exposure, the more the market price of the notes will be affected by the other factors described in the preceding sentence.  This can lead to significant adverse changes in the market price of securities like the notes.  Primarily, if the level of the reference index remains less than or equal to the strike, the market value of the notes may decrease and you are likely to receive substantially less than 100% of the issue price if you wish to sell your notes at such time.

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Leveraged Callable CMS Curve Linked Notes

▪
Investors Are Subject To Our Credit Risk, And Any Actual Or Anticipated Changes to Our Credit Ratings Or Credit Spreads May Adversely Affect The Market Value Of The Notes.  Investors are dependent on our ability to pay all amounts due on the notes on interest payment dates, redemption dates and at maturity, and, therefore, investors are subject to our credit risk.  The notes are not guaranteed by any other entity.  If we default on our obligations under the notes, your investment would be at risk and you could lose some or all of your investment.  As a result, the market value of the notes prior to maturity will be affected by changes in the market’s view of our creditworthiness.  Any actual or anticipated decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the market value of the notes.

▪
The Inclusion Of Commissions And Projected Profit From Hedging In The Original Issue Price Is Likely To Adversely Affect Secondary Market Prices.  Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase the notes at any time in secondary market transactions will likely be significantly lower than the original issue price, since secondary market prices are likely to exclude commissions paid with respect to the notes and the cost of hedging our obligations under the notes that are included in the original issue price.  The cost of hedging includes the projected profit that our subsidiaries may realize in consideration for assuming the risks inherent in managing the hedging transactions.  These secondary market prices are also likely to be reduced by the costs of unwinding the related hedging transactions.  Due to the term of the notes and the tailored exposure provided by the notes, the cost of entering into and unwinding the hedging transactions is expected to be significant.  In addition, any secondary market prices may differ from values determined by pricing models used by MS & Co., as a result of dealer discounts, mark-ups or other transaction costs.

▪
The Notes Will Not Be Listed On Any Securities Exchange And Secondary Trading May Be Limited.  The notes will not be listed on any securities exchange.  Therefore, there may be little or no secondary market for the notes.  MS & Co. may, but is not obligated to, make a market in the notes.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily, and any redemption by the issuer in part but not in whole may further reduce any liquidity in the notes that may exist at that time.  Because we do not expect that other broker-dealers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which MS & Co. is willing to transact.  If at any time MS & Co. were not to make a market in the notes, it is likely that there would be no secondary market for the notes.  Accordingly, you should be willing to hold your notes to maturity.

▪
The Issuer, Its Subsidiaries Or Affiliates May Publish Research That Could Affect The Market Value Of The Notes.  They Also Expect To Hedge The Issuer’s Obligations Under The Notes.  The issuer or one or more of its affiliates may, at present or in the future, publish research reports with respect to movements in interest rates generally or each of the components making up the reference index specifically. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. Any of these activities may affect the market value of the notes.  In addition, the issuer’s subsidiaries expect to hedge the issuer’s obligations under the notes and they may realize a profit from that expected hedging activity even if investors do not receive a favorable investment return under the terms of the notes or in any secondary market transaction.

▪
The Calculation Agent, Which Is A Subsidiary Of The Issuer, Will Make Determinations With Respect To The Notes. Any of these determinations made by the calculation agent, including with respect to the reference index, may adversely affect the payout to investors in the notes.

▪
The Historical Performance Of 10CMS And 2CMS Are Not An Indication Of Their Future Performance. Historical performance of 10CMS and 2CMS should not be taken as an indication of the future performance during the term of the notes.  Changes in the levels of 10CMS and 2CMS will affect the trading price of the notes, but it is impossible to predict whether such levels will rise or fall.  There can be no assurance that the level of the reference index will be positive on any interest determination date during the variable interest rate period.  Furthermore, the historical performance of the reference index does not reflect the return the notes would have had because it does not take into account the leverage factor or our redemption right.

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Leveraged Callable CMS Curve Linked Notes

Supplemental Information Concerning Plan of Distribution; Conflicts of Interest

We expect to deliver the notes against payment therefor in New York, New York on August 31, 2010, which will be the                 scheduled business day following the date of the pricing of the notes.  Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise.  Accordingly, purchasers who wish to trade notes on the date of pricing or on or prior to the third business day prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The agent may distribute the notes through Morgan Stanley Smith Barney LLC (“MSSB”), as selected dealer, or other dealers, which may include Morgan Stanley & Co. International plc ("MSIP") and Bank Morgan Stanley AG.  MSSB, MSIP and Bank Morgan Stanley AG are affiliates of Morgan Stanley.  Selected dealers, including MSSB, and their financial advisors, will collectively receive from the Agent, MS & Co., a fixed sales commission of     % for each note they sell.

MS & Co. is our wholly-owned subsidiary.  MS & Co. will conduct this offering in compliance with the requirements of NASD Rule 2720 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest.  MS & Co. or any of our other affiliates may not make sales in this offering to any discretionary account.

Tax Considerations

It is unclear whether the notes should be treated as “contingent payment debt instruments” or  “variable rate debt instruments” and the treatment will depend, among other things, upon the facts at the time of issuance of the notes.  If the notes were issued on August 18, 2010, the notes would be treated as  “contingent payment debt instruments” for U.S. federal income tax purposes, as described in the section of the accompanying prospectus supplement called “United States Federal Taxation — Tax Consequences to U.S. Holders — Notes — Optionally Exchangeable Notes.”  Under this treatment, if you are a U.S. taxable investor, you generally would be subject to annual income tax based on the “comparable yield” (as defined in the accompanying prospectus supplement) of the notes, adjusted upward or downward to reflect the difference, if any, between the actual and the projected amount of any contingent payments on the notes.  In addition, any gain recognized by U.S. taxable investors on the sale or exchange, or at maturity, of the notes generally would be treated as ordinary income.  If the notes were priced on August 18, 2010, the “comparable yield” would be a rate of 5.507% per annum, compounded monthly.  If the notes are treated as contingent payment debt instruments, the comparable yield for the notes will be determined on the pricing date and may be significantly higher or lower than the comparable yield set forth above.  It is also possible that the notes will be treated as “variable rate debt instruments” for U.S. federal income tax purposes, as described in the section of the accompanying prospectus supplement called “United States Federal Taxation ― Tax Consequences to U.S. Holders ― Notes ― Floating Rate Notes.”

If the notes are treated as contingent payment debt instruments, the comparable yield and the projected payment schedule will not be provided for any purpose other than the determination of U.S. Holders’ accruals of original issue discount and adjustments in respect of the notes, and we make no representation regarding the actual amounts of payments that will be made on a note.

If you are a non-U.S. investor, please also read the section of the accompanying prospectus supplement called  “United States Federal Taxation — Tax Consequences to Non-U.S. Holders.”

You should consult your tax advisers regarding all aspects of the U.S. federal tax consequences of an investment in the notes, as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

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Contact Information

Morgan Stanley Smith Barney clients may contact their local Morgan Stanley Smith Barney branch office or our principal executive offices at 1585 Broadway, New York, New York 10036 (telephone number (866) 477-4776).  All other clients may contact their local brokerage representative.  Third-party distributors may contact Morgan Stanley Structured Investment Sales at (800) 233-1087.

August 2010	Page 8